November 15, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Jeffrey Riedler
    Mr. Brian Pitko

Re: Obagi Medical Products, Inc.
       Registration Statement on Form S-1 (File No. 333-170129)

Mr. Riedler and Mr. Pitko:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Obagi Medical Products, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) so that it may be declared effective at 4:30 p.m. (Washington, D.C. time), on November 15, 2010, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (562) 628-1007.

Sincerely,

/s/ LAURA B. HUNTER
Vice President and General Counsel